Exhibit 99.14

coform	88(2) (Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	16	01	2007

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	2,500
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	743.00p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up
% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode	When you have completed and signed the form please send it to the Registrar of Companies at:

	Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

	Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh or LP - 4 Edinburht 2

Names and addresses of the allottees

Shareholder details (list joint allottees share as one shareholder)	Shares and share class allotted

Name(s)	Class of shares allotted	Number allotted
Lloyds TSB Registrars Corporate Nominee Limited	Ordinary	2,500

Address
Highdown House
Yeoman Way Worthing West Sussex

UK postcode BN99 6DA

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 19/01/07
M J White
secretary

Contract Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give you will be visible to searchers of the public record

Tel
	DX number	DX exchange